SECURIT 11020658 ON

SEC Mail Processing Section RECEIVED MAR 02 2011 Washington, DC 189

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED MAR 01 2011 Washington, DC 189

SEC FILE NUMBER
8-66927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buck Kwasha Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Penn Plaza, 30th Floor
(No. and Street)

New York	NY	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl W. Lohwater (212) 330-1045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whitley Penn LLP
(Name – *if individual, state last, first, middle name*)

5420 LBJ Freeway	Dallas	TX	75240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/25

OATH OR AFFIRMATION

I, Karl W. Lohwater, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buck Kwasha Securities LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Karl Lohwater
Signature

Chief Financial Officer
Title

Roy Schutz
Notary Public

Roy Schutz
Notary Public, State of New York
Qualified in Nassau County-No. 01SC6084145
Commission Expires December 2, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCK KWASHA SECURITIES, LLC

Statements of Financial Condition
December 31, 2010 and June 30, 2010

(With Report of Independent Auditors)

BUCK KWASHA SECURITIES, LLC

Statements of Financial Condition
December 31, 2010 and June 30, 2010

Table of Contents

WHITLEY PENN LLP

Report of Independent Auditors

The Member
Buck Kwasha Securities, LLC
New York, New York

We have audited the accompanying statements of financial condition of Buck Kwasha Securities, LLC (the "Company") as of December 31, 2010 and June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of Buck Kwasha Securities, LLC, as of December 31, 2010 and June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Whitley Penn LLP

Dallas, Texas
February 24, 2011

Dallas: 5420 LBJ Freeway, Suite 1440 | Dallas, Texas 75240 | main 214.393.9300 | fax 214.393.9301
www.wpcpa.com Fort Worth: 1400 West 7th Street, Suite 400 | Fort Worth, Texas 76102 | main 817.259.9100 | fax 817.259.9102

BUCK KWASHA SECURITIES, LLC

Statements of Financial Condition

	December 31, 2010	June 30, 2010
Assets		
Cash	$ 2,265,435	$ 2,171,862
Accrued fees receivable	127,545	94,422
Prepaid expenses	16,113	31,999
Total assets	$ 2,409,093	$ 2,298,283
Liabilities and Member's Equity		
Accrued expenses	$ 40,651	$ 42,930
Income tax payable to affiliate	12,273	21,147
Total liabilities	52,924	64,077
Commitments and contingencies		
Member's equity:		
Member's contributions	419,845	414,032
Accumulated earnings	1,936,324	1,820,174
Total member's equity	2,356,169	2,234,206
Total liabilities and member's equity	$ 2,409,093	$ 2,298,283

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Buck Kwasha Securities, LLC (the "Company") is a Delaware limited liability company formed on February 11, 2005, and engaged in the general business of distributing securities of open-end investment companies on a subscription order basis. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Buck Consultants, LLC (the "Parent"), a Delaware corporation, has a 100% interest in the Company.

The Company's revenues are comprised primarily of 12b-1 fees paid by open-end investment companies. 12b-1 fees are taken out of an investment company's fund's assets periodically to cover the costs of marketing and distributing the fund to investors and are used to compensate a broker. The Company's customers are primarily institutional retirement plans for whom ACS HR Solutions, LLC ("ACS"), an affiliate of the Company, provides recordkeeping and other third party administration services. The amount of revenues derived by the Company from 12b-1 fees is largely dependent on the total value and composition of open-end investment company securities (mutual funds) owned by the Company's customers, primarily the institutional retirement plan clients of ACS. Neither the Company nor ACS has any discretion over the investments made by these institutional retirement plans. Many of these plans are 401(k) plans and other defined contribution plans that provide for participant-directed investments.

Since formed, the Company has not taken custody of client funds or securities and has not been involved in the settlement of these mutual fund trades, which are settled directly between the institutional customers and the mutual fund.

The Company's continuing membership application was approved by FINRA on June 21, 2010. This approval allows the Company to expand its business to act as introducing broker and to take custody of customer funds. However, the Company did not act on this expanded authority during the last nine days of the year ended June 30, 2010, nor during the six months ended December 31, 2010.

On July 1, 2010, the Company's Managing Member approved a change in the Company's fiscal year end from June 30 to December 31. As such, the transition period financial statements presented are as of and for the six months ended December 31, 2010.

(b) Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2010 and June 30, 2010, the Company had no such investments. The Company maintains cash balances at one financial institution. At times, the amount on deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

(c) Mutual Fund Fees

Mutual fund fees, which are primarily comprised of 12b-1 fees, are accrued as earned monthly based on the estimated average net assets of the investment companies owned by the Company's customers when the services are provided and earned based on contractual terms with the customer.

(d) Allocated Expenses

The Company receives some of its services from its Parent, which provides the use of its employees, facilities, and utilities. These expenses are incurred on an arms-length basis.

(e) Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accrued fees receivable, prepaid expenses and accrued expenses approximate the carrying amounts due to the relatively short maturity of these instruments. None of these instruments are held for trading purposes.

(f) Income Taxes

The Company is a single member, limited liability company, which is treated as a disregarded entity for federal tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation. However, as there is a tax sharing agreement with other members of the consolidated group and though the Company is not a separate tax paying entity, federal, state, and local tax expense is reflected in these financial statements as if the Company filed its own returns.

The Parent's ultimate owner, Xerox Corporation ("Xerox"), files consolidated federal, state, and city tax returns, which include the Company. In accordance with the tax-sharing agreement with Xerox, the amount of current tax expense or benefit is either remitted to or received from the Parent by applying the Xerox consolidated tax rate to the Company's income. Accordingly, the difference between the Company's separate return accounting policy and amounts allocated under the tax-sharing arrangement is accounted for as a capital contribution or distribution. There are no temporary differences between the financial reporting and tax bases of assets and liabilities; accordingly, no deferred taxes have been provided as of December 31, 2010 and June 30, 2010.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts therein. Actual results may differ from these estimates.

(2) Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

The Company had regulatory net capital of $2,212,511 and $2,107,785 as of December 31, 2010 and June 30, 2010, respectively, and a regulatory net capital requirement of $250, 000 as of December 31, 2010 and June 30, 2010. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.02 to 1 and 0.03 to 1 at December 31, 2010 and June 30, 2010, respectively.

(3) Related Party Transactions

(a) Expenses

Expenses were recorded under an expense-sharing agreement for the six months and year ended December 31, 2010 and June 30, 2010, respectively. There were no amounts due to the Parent at December 31, 2010 and June 30, 2010.

(b) Income Taxes

Income taxes payable to affiliate on the statements of financial condition of $12,273 and $21,147 as of December 31, 2010 and June 30, 2010, respectively, are due to the Parent in accordance with the Company's tax-sharing agreement.

(4) Income Taxes

The Company identified no material uncertain income tax positions in accordance with Financial Accounting Standard Board's Accounting Standards Codifications No. 741-10, *Accounting for Uncertainty in Income Taxes*. If there were unrecognized income tax benefits, the Company's policy would be to recognize accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company does not have a balance of accrued interest and penalties as of December 31, 2010.

From time to time, the Parent is subject to examination by various tax authorities in jurisdictions in which the Parent has significant business operations. As the Company is included in the consolidated tax return of Xerox, the Company is jointly and severally responsible for the income tax obligations of the consolidated group resulting from such examinations. The Company regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. As of December 31, 2010, the Company does not expect to make any significant payments as a result of any adjustment from the finalization of any such examinations.

(5) Concentrations

Three customers accounted for approximately 32%, 15% and 10% of the accrued fees receivable balance at December 31, 2010. Four customers accounted for approximately 41%, 18%, 13%, and 12% of the accrued fees receivable balance at June 30, 2010.

(6) Subsequent Events

In preparing the financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through February 24, 2011, the date the financial statements were available for issuance.